Exhibit 12.1

	Three Months Ended, March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings
Earnings (loss) before income taxes	$215	$1,031	$881	$917	$558	($28)
Fixed charges	52	225	222	231	256	270

	$267	$1,256	$1,103	$1,148	$814	$242

Fixed charges
Portion of rents representative of the interest factor	$14	$60	$57	$54	$57	$57
Interest on indebtedness	37	160	159	172	193	204
Amortization of debt financing fees	1	5	6	5	6	9

	$52	$225	$222	$231	$256	$270

Ratio of earnings to fixed charges	5.2	5.6	5.0	5.0	3.2	0.9